For Immediate Release

NEW SHERRITT OFFER IS INADEQUATE, SELF-SERVING AND INFERIOR

Fording Board Strongly Recommends Shareholders Reject the Offer

CALGARY — December 20, 2002 — The Board of Directors of Fording Inc. (TSX/NYSE: FDG) has determined, with advice from its financial advisors, that the new offer by Sherritt Coal Acquisition Inc. is inadequate to the Fording shareholders, other than to Sherritt International Corp. and its partner, the Ontario Teachers Pension Plan Board, and inferior to the Fording/Teck/Westshore Arrangement.

Under the new Sherritt offer Fording shareholders will receive a combination of cash and units in a new Sherritt controlled trust which will hold some, but not all, of the coal assets of Fording. Sherritt has offered an additional $1 per share to Fording shareholders. However, a complete review of the new offer indicates that the Sherritt trust units could be worth $10 less than a unit of the Fording Income Trust.

The Board recommends that Fording shareholders reject the new Sherritt offer.

“In 25 years as a corporate director in Canada, I have never been presented with a more questionable document than the new Sherritt offer,” said Richard Haskayne, Chairman of Fording Inc. “It is a ‘smoke and mirrors offer’ that provides a little more cash offset by a lot less unit value.”

“We believe the one-year limited subordination feature proposed by Sherritt will be necessary, and likely not sufficient, to achieve the distribution levels that they are claiming under their offer,” Mr. Haskayne said. “The Board of Directors believes that after the expiry of the subordination feature the distributable cash under the Sherritt proposal will be less than that under Fording’s Income Trust.”

The Board found that the offer includes various related party transactions (including ongoing external management fees) that would benefit the partners in Sherritt Coal Partnership II and disadvantage the other shareholders of Fording.

It also found the values assigned to assets contributed by Sherritt under the offer to be highly inflated, while the thermal coal assets of Fording to be taken by Sherritt are vastly undervalued. The Board observed, too, that the potential synergies are overstated as compared to synergies available from the combination of the Fording and Teck mines.

A review of the new offer also raises significant regulatory questions. Fording is taking appropriate actions to have the offer examined by securities regulators in the United States and Canada.

The Board has determined that the Fording Shareholder Rights Plan applies to the new Sherritt offer such that the new offer is not a Permitted Bid under that plan. The Board has also determined that if Sherritt were to extend their new offer until January 23, 2003 it would be permitted as a Competing Permitted Bid under the Plan. Sherritt’s new offer by its current terms expires January 6, 2003.

As a result, the Board requested that Sherritt and Teachers voluntarily extend their new offer until January 23, 2003 on the basis that Fording would postpone its shareholders meeting until January 22, 2003. Such extension would provide Fording shareholders a reasonable time to consider Sherritt’s new and extremely complex 340-page offer that will be received by Fording shareholders during or after the holiday season.

Sherritt and Teachers refused to allow Fording shareholders to have such reasonable time.

A more detailed analysis of the new Sherritt offer will be available by press release shortly, and will be followed up by a formal response in the form of a Directors’ Circular.

Fording Inc. is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Prairie Operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in Fording’s public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222